

April 12, 2013

Gregg Carpene, Esq.
Chief Legal Officer
TRAC Intermodal LLC
211 College Road East
Princeton, NJ 08540

> **Re:** **TRAC Intermodal LLC**
> **Confidential Draft Registration Statement on Form S-4**
> **Submitted March 18, 2013**
> **CIK No. 1570774**

Dear Mr. Carpene:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you are registering the exchange of 11% Senior Secured Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our positions contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2. Please advise us whether the data provided by FTR Associates or the Journal of Commerce were obtained from market reports commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement. Please also provide us with copies of these industry reports.

Fleet statistics; industry and market data, page ii

3. We note your disclosure that you have not independently verified the third-party industry data included in the registration statement. Please revise to balance the disclosure by clarifying that you act and believe that the data is accurate. Please also delete the statement that "we cannot assure you of the accuracy or completeness of such information contained in this prospectus."

Prospectus Summary, page 1

4. Please expand your disclosure in the overview section here, in MD&A and in the Business section to also disclose your revenues and net losses for the year ended December 31, 2011.

Business strengths, page 4

5. Please substantiate to us your statement that you are the largest intermodal chassis solution provider, measured by total assets, in North America with an estimated market share of 54%.

6. Please provide support for characterizing your fleet of active equipment as "relatively young" given that the average age of your fleet of 11.9 years is beyond the mid-point of their useful life unless you incur significant remanufacturing costs.

7. We note your belief that each chassis in your fleet can be remanufactured at of the end of its useful life to provide 20 or more additional years of service at a cost lower than purchasing a new chassis. Consistent with your disclosure on page 89, please revise to disclose that such remanufacturing is expected to cost approximately 75% of the cost of purchasing a new chassis.

8. Please refer to the fourth bullet point. Please balance the disclosure here to indicate that the trend toward neutral class pools may negatively affect the predictability of stable cash flows from leases, as you discuss on page 34 under "If our customers continue to shift…."

9. Please provide support for your description of your technology platform as "best in class" or revise to remove such characterization.

10. Please revise to remove your statement that your executive management team has over 125 years of experience in the transportation industry, as this language appears to be marketing in nature. Similarly, revise the disclosure related to your team of sales and marketing professionals on page 127. Please also remove your reference here to the other transportation companies for which your executive team has held senior management positions.

Business strategy, page 5

11. Refer to the first bullet point. Given your recent losses, please remove the phrase, "improve our profitability."

12. Refer to the last bullet point in this section, which discusses your desire to expand your geographic footprint. Please balance that disclosure to indicate there is no guarantee that you will be able to expand in such manner.

Industry Overview, page 6

13. Please provide support for your estimate that approximately 69% of the North American chassis market is controlled by leasing companies like you.

Industry Trends, page 6

14. Please provide support for your statement that railroads are continuing to invest heavily to establish double-stack-capable railroad routs and new intermodal terminals, and your belief that this trend is expected to continue.

15. Please provide greater detail and support for the active discussions that you are in with many of your shipping line customers regarding the business model change discussed on page 7, and your belief that a large-scale transition to the motor carrier model will enable you to grow your business and earnings.

Expiration Date, page 11

16. Please confirm that you will hold the exchange offer open until at least midnight on the 20th business day subsequent to commencement, as required by Rule 14e-1(a) and Rule 14d-1(g)(3) of the Securities Exchange Act of 1934. Please also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Summary of the Exchange Notes, page 15

17. Please revise to remove your statement that the disclosure in this section is "not intended to be complete," since you should be providing a complete summary.

Summary historical consolidated financial information, page 21

18. Exchange Act Release No. 34-47226 describes EBITDA as earnings before interest, taxes, depreciation and amortization. Please retitle your non-GAAP measure EBITDA here, and elsewhere in your filing, since it is not calculated in accordance with this release.

Risk Factors, page 28

19. We note your disclosure that the "risks and uncertainties described below are not the only ones [you] face." All material risks should be discussed in this section. If a risk is deemed not material, please do not reference them. Please revise this paragraph to clarify that you have discussed all known material risks.

The demand for leased chassis depends on, page 28

20. Please indicate where demand is now in the demand cycle. For instance, is it at a high or low point?

Use of Proceeds, page 62

21. Please add a second paragraph disclosing the use of proceeds from the original notes which are now being exchanged.

Expiration Date; extensions; amendments; termination, page 74

22. Please revise the third paragraph to clarify that, in the event of a material change in the offer, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change. See Section II.C of Exchange Act Release No. 43069 (July 31, 2000) and Footnote 70 of Exchange Act Release No. 23421 (July 11, 1986).

23. Please revise the fourth paragraph to disclose that the notice announcing an extension of the exchange offer will disclose the number of securities tendered as of the date of the notice.

Procedures for Tendering, page 77

24. We note that you may determine in your "sole discretion" all questions as to validity, form, eligibility, time of receipt, acceptance of tendered Original Notes and withdrawal of tendered Original Notes. Please revise to clarify here that determinations as to whether a condition has been satisfied will be based on the objective standards outlined in the section beginning on page 74.

Neutral chassis pools, page 86

25. Please provide support for your statement that once customers switch from operating their own chassis to relying on your neutral chassis pools, it is operationally difficult to discontinue using the chassis in your pools.

26. Please provide support for your statement that your experienced management and proprietary systems help you operate your neutral chassis pools at "optimal" utilization levels.

Competition, page 91

27. Please provide support to us for your belief that your share of the U.S. marine chassis leasing market is approximately 46% and that there are no significant competitors in the domestic chassis leasing market.

Critical accounting policies, page 91

28. In regard to the policies and estimates that are material to you, your disclosure here should provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates that have or that you expect may materially affect financial condition and operating performance. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance. Please revise as appropriate.

Goodwill, page 94

29. Please clarify in your filing the computation free cash flow used in determining fair value in the recoverability of goodwill. It is not clear which items are additive or subtractive in determining free cash flow used for recoverability of goodwill. In addition, disclose why you use a discounted free cash flow analysis in determining fair value in the recoverability of goodwill instead of a discounted cash flow analysis.

Revenues, page 98

30. We note that other revenue for both the marine market segment and the domestic market segment does not equal the total of other revenue. Please tell us what the remaining other revenue consists of.

Liquidity and capital resources, page 108

31. Please balance your discussion in the second paragraph with disclosure of your cash flow from operation activities as presented on your consolidated statements of cash flows. In addition, the amounts you present in this paragraph appear to be non-GAAP measurements. Please provide all of the disclosures required by 10 (e) of Regulation S-K.

32. We note your disclosure on page ii indicating that you have no operations of your own so you are dependent upon the cash flows of your subsidiaries to meet your obligations under the notes. Please provide a discussion in the liquidity section of MD&A in this regard. Your revised disclosure should discuss the intercompany note entered into between you and your subsidiaries including the terms of the intercompany note and that the servicing of the intercompany note arrangement will provide the funds for you to service the interest and debt payments due under the notes. In addition, discuss any other restriction on your subsidiaries from transferring cash to you.

33. Please further expand your disclosure to include a discussion on your ability to generate sufficient cash flow to meet your debt obligations. We note from page 71 that earnings were insufficient to cover fix charges for all periods presented in your filing. We also note your risk factor on page 49 that you may not be able to generate sufficient cash flow to meet your debt obligation. Your revised discussion should address these matters.

Covenants, page 111

34. We note your disclosure that you are required to maintain certain covenants for your debt instruments. If there is a risk that you may not be able to maintain any specified financial ratios and covenants please include risk factor disclosure and disclose the ratios and covenants that you need to maintain and show how you currently satisfy the ratios or covenants, so that investors can assess the risk.

Inventory and depot storage, page 126

35. Please provide support for your statement that Co-ops pools require collective decision-making by their contributors which slow their ability to right-size their pool and thus provides you with an operational advantage.

Our chassis suppliers, page 127

36. Please provide support for your statement that most of your customers do not possess either the expertise or component parts to remanufacture chassis, which provides you with an advantage in the market.

Information technology, page 128

37. Please provide support for your beliefs that PoolStat is the market leading chassis management software technology, and that it is a key software system that will enable you to grow your business and achieve your strategic objectives.

Executive Officers, Managers and Directors, page 136

38. Please revise to remove the statement that Mr. Lovetro has held leadership positions with "some of the world's largest transportation companies." Rather, revise to disclose the specific companies and positions if applicable.

Additional Equity Arrangements, page 142

39. Please revise to disclose the "certain established performance targets," including the levels of pre-tax earnings or equity valuation, for your named executive officers to receive awards of restricted shares of the common stock of SCT Chassis and quantify the targets actually achieved.

Certain U.S. federal income tax considerations, page 228

40. Please revise the first sentence to delete the implication that the discussion in this section is for "general" purposes only.

Exhibit Index, page II-11

41. We note that the guarantors are co-registrants on this registration statement. Please revise to include the by-laws for each of the co-registrants.

Exhibit 5.1

42. Please name each of the guarantors in the opening paragraph.

43. Please remove the assumption, found in the fifth paragraph, that the Notes have been duly executed by the Issuers.

44. Also please delete assumption (a) in the seventh paragraph that begins, "we have assumed that each Registrant . . . ."

45. In the eighth paragraph, please delete assumption (i), which begins the "exchange notes will not violate any applicable law . . . ."

Exhibit 23.1

46. Provide a currently dated consent from the independent registered public accountant in any amendment of this filing.

Other

47. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X.

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-236-9620 with any other questions.

                                    Sincerely,

                                    /s/ Susan Block

                                    Susan Block
                                    Attorney-Advisor